Ruskin Moscou Faltischek P.C.
1425 RXR Plaza
Uniondale, NY  11556
(516) 663-6600

                                      March 19, 2012

VIA EDGAR

United States Securities and
Exchange Commission
Washington, D.C.  20549

                   Re:   Plures Technologies, Inc.
                     File No. 001-12312

Dear Madames and Gentlemen:

This letter is in response to oral comments from the SEC via a phone message dated March 16, 2012, whereby you requested that Plures Technologies, Inc. (the “Company”) make the following representations, as to the filing by the Company on Form 8-K dated August 11, 2011, as amended:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise if you have any questions or comments concerning the foregoing.

                                      Sincerely,

                                      /s/
                                      DAVID R. SMITH
                                      Chief Executive Officer

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